CarrAmerica Realty Operating Partnership, L.P.

1850 K Street, NW

Washington, DC 20006

(202) 729-1700

May 26, 2004

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	CarrAmerica Realty Operating Partnership, L.P.

Withdrawal of Registration Statement on Form 10

File No. 000-50663

Dear Sirs:

CarrAmerica Realty Operating Partnership, L.P. (the “Company”) hereby withdraws its registration statement on Form 10 (File No. 000-50663) filed on March 30, 2004, as amended on May 18, 2004. The filing of the Form 10 was voluntary, as there are only two holders of units of partnership interest. The Company expects to refile the Form 10 in the near future.

Respectfully submitted,

/s/ Stephen E. Riffee

Stephen E. Riffee

Chief Financial Officer

cc:	Gail Pierce,

Securities and Exchange Commission